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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A




                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*




                            COVENANT TRANSPORT, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)


                                    22284P105
                                 (CUSIP Number)


                                December 31, 2001
            (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                                              22284P105

--------------------------------------------------------------------------------
1.  Names of Reporting Persons         David R. Parker and Jacqueline F. Parker+
    I.R.S. Identification Nos. of above persons (entities only)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization                 United States of America
------------------ -------------------------------------------------------------
                   5.  Sole Voting Power                              6,619,399*
Number of          -------------------------------------------------------------
Shares             6.  Shared Voting Power                                     0
Beneficially       -------------------------------------------------------------
Owned by           7.  Sole Dispositive Power                         6,619,399*
Each               -------------------------------------------------------------
Reporting          8.  Shared Dispositive Power                                0
Person With
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      6,619,399*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                    47.2%*
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

+ Shares reported are based upon the December 31, 2001, holdings of David R. Parker and Jacqueline F. Parker. All shares are held by Mr. and Mrs. Parker as joint tenants with right of survivorship, with the exception of (a) 8,528 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (b) 205,871 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, and (c) 200,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control).

* Includes (i) 3,855,000 shares of Class A Common Stock owned by Mr. and Mrs. Parker as joint tenants with right of survivorship, (ii) 200,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 8,528 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (iv) 133,750, 18,250, 6,666, 7,206,
3,333, and 36,666 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $15.50, $12.375, $13.00, $13.125, $12.1875 and $8.00 per share, respectively, and (v) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. Mr. Parker owns no additional options to purchase that are exercisable within sixty days. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mr. and Mrs. Parker control stock possessing 54.8% of the voting power of all outstanding Company stock.

Item 1.
        (a)  Name of Issuer                             Covenant Transport, Inc.
        (b)  Address of Issuer's Principal
             Executive Offices                            400 Birmingham Highway
                                                          Chattanooga, TN  37419

Item 2.
        (a)  Name of Person Filing     David R. Parker and Jacqueline F. Parker+
        (b)  Address of Principal Business
             Office or, if none, Residence                400 Birmingham Highway
                                                          Chattanooga, TN  37419
         (c)  Citizenship                               United States of America
         (d)  Title of Class of
              Securities         Class A Common Stock, par value $.01 per share*
         (e)  CUSIP No.                                                22284P105

Item 3.  If this statement is filed pursuant to
         Section 240.13d-1(b) or 240.13d-2(b) or (c),
         check whether the person filing is a:                               N/A

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a)  Amount beneficially owned:                              6,619,399*
                                                                ----------------
         (b)  Percent of class:                                           47.2%*
                                                                ----------------
         (c)  Number of shares as to which the person has:
                                                                ----------------
              (i)   Sole power to vote or to direct the vote          6,619,399*
                                                                ----------------
              (ii)  Shared power to vote or to direct the vote                 0
                                                                ----------------
              (iii) Sole power to dispose or to direct the
                    disposition of                                    6,619,399*
                                                                ----------------
              (iv)  Shared power to dispose or to direct the
                    disposition of                                             0
                                                                ----------------

+ Shares reported are based upon the December 31, 2001, holdings of David R. Parker and Jacqueline F. Parker. All shares are held by Mr. and Mrs. Parker as joint tenants with right of survivorship, with the exception of (a) 8,528 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (b) 205,871 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, and (c) 200,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control).

* Includes (i) 3,855,000 shares of Class A Common Stock owned by Mr. and Mrs. Parker as joint tenants with right of survivorship, (ii) 200,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 8,528 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (iv) 133,750, 18,250, 6,666, 7,206,
3,333, and 36,666 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $15.50, $12.375, $13.00, $13.125, $12.1875 and $8.00 per share, respectively, and (v) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. Mr. Parker owns no additional options to purchase that are exercisable within sixty days. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mr. and Mrs. Parker control stock possessing 54.8% of the voting power of all outstanding Company stock.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person     N/A

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent Holding
         Company or Control Person                                           N/A

Item 8.  Identification and Classification of Members of the Group           N/A

Item 9.  Notice of Dissolution of Group                                      N/A

Item 10  Certifications                                                      N/A


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

                                                  February 14, 2002
                                        ----------------------------------------
                                                        Date



                                                 /s/ David R. Parker
                                        ----------------------------------------
                                                     Signature
                                              David R. Parker, Individually
                                        ----------------------------------------
                                                     Name/Title



                                              /s/ Jacqueline F. Parker
                                        ----------------------------------------
                                                     Signature
                                           Jacqueline F. Parker, Individually
                                        ----------------------------------------
                                                     Name/Title